UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41445

Jianzhi Education Technology Group Company Limited

27/F, Tower A, Yingdu Building, Zhichun Road

Haidian District, Beijing 100086

People’s Republic of China

+86 10 58732560

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Jianzhi Education Has Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

Jianzhi Education Technology Group Company Limited (the “Company” or “Jianzhi Education”) (NASDAQ: JZ), a leading provider of digital educational content in China, today announced that it has received a notification letter (the “Compliance Notice”) from the Nasdaq Listing Qualifications Department of the Nasdaq Stock Market Inc. (“Nasdaq”) dated March 5, 2024, informing the Company that it has regained compliance with Nasdaq Listing Rule 5550(a)(1) (the “Minimum Bid Price Requirement”).

As previously announced, the Company received a notification letter from the Nasdaq dated September 12, 2023, indicating that for the last 30 consecutive business days, the closing bid price for the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until March 11, 2024, to regain compliance under the Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company’s ADSs is US$1.00 per share or higher for a minimum of ten consecutive business days, the Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. According to the Compliance Notice, for the last 10 consecutive business days, from February 20 through March 4, 2024, the closing bid price of the Company’s ADSs has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianzhi Education Technology Group Company Limited

By:	/s/ Yong Hu
Name:	Yong Hu
Title:	Director and Chief Executive Officer

Date: March 7, 2024

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